Exhibit 99.9
Form of Advertisement

Infosys Technologies Limited
Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter and half-year ended September 30, 2009

(in Rs. crore, except per share data)
Particulars	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2009	2008	2009	2008	2009
Income from software services, products and business process management	5,585	5,418	11,057	10,272	21,693
Software development and business process management expenses	2,963	2,891	5,878	5,645	11,765
Gross profit	2,622	2,527	5,179	4,627	9,928
Selling and marketing expenses	276	303	537	560	1,104
General and administration expenses	413	430	841	794	1,629
Operating profit before depreciation and minority interest	1,933	1,794	3,801	3,273	7,195
Depreciation	232	177	454	346	761
Operating profit before tax and minority interest	1,701	1,617	3,347	2,927	6,434
Other income, net	236	66	505	183	473
Net profit before tax and minority interest	1,937	1,683	3,852	3,110	6,907
Provision for taxation	397	251	785	376	919
Net profit after tax and before minority interest	1,540	1,432	3,067	2,734	5,988
Minority interest	–	–	–	–	–
Net profit after tax and minority interest	1,540	1,432	3,067	2,734	5,988
Paid-up equity share capital (par value Rs. 5/- each, fully paid)	287	286	287	286	286
Reserves and surplus	20,470	15,631	20,470	15,631	17,968
Earnings per share (par value Rs. 5/- each)
Basic	26.86	25.02	53.52	47.78	104.60
Diluted	26.83	24.97	52.45	47.67	104.43
Dividend per share (par value Rs. 5/- each) (Refer Note 2)
Interim dividend	10.00	10.00	10.00	10.00	10.00
Final dividend	–	–	–	–	13.50
Total dividend	10.00	10.00	10.00	10.00	23.50
Total Public Shareholding#
Number of shares	37,25,67,451	36,82,72,931	37,25,67,451	36,82,72,931	36,87,57,435
Percentage of shareholding	64.99	64.33	64.99	64.33	64.37
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares*	–	16,000	–	16,000	16,000
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	0.02	–	0.02	0.02
Percentage of shares (as a % of the total share capital of the company)	–	–	–	–	–
Non-encumbered
Number of shares	9,44,84,978	9,44,68,978	9,44,84,978	9,44,68,978	9,44,68,978
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	99.98	100.00	99.98	99.98
Percentage of shares (as a % of the total share capital of the company)	16.48	16.49	16.48	16.49	16.49
# Total public shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt holders).
* Pledge released on April 13, 2009
Note: The audited results of Infosys Technologies Limited for the quarter and half-year ended September 30, 2009 is available on our website www.infosys.com

Other information:

(in Rs. crore)
Particulars	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2009	2008	2009	2008	2009
Staff costs	2,978	2,769	5,856	5,402	11,405
Items exceeding 10% of aggregate expenditure	–	–	–	–	–
Details of other income:
Interest on deposits with banks and others	195	190	421	383	871
Dividend on investments in liquid mutual funds	23	1	33	3	5
Miscellaneous income, net	4	1	6	3	36
Gains/(losses) on foreign currency	14	(126)	45	(206)	(439)
Total	236	66	505	183	473

Notes:

1.
The audited financial statements have been taken on record by the Board of Directors at its meeting held on October 9, 2009. There are no qualifications in the auditors’ reports for these periods. The information presented above is extracted from the audited financial statements as stated. The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements mandated by Rule 3 of the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India.

2.	An interim dividend of Rs. 10.00 per share has been declared at the above board meeting. The record date for the payment of the dividend will be October 16, 2009. The interim dividend declared in the previous year was Rs. 10.00 per share.
3.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended September 30, 2009.
	Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
	Dividend / Bonus / Annual report related	–	184	184	–

Segment reporting (Consolidated - Audited)

(in Rs. crore)
Particulars	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2009	2008	2009	2008	2009
Revenue by industry segment
Financial services	1,871	1,804	3,678	3,478	7,358
Manufacturing	1,080	1,090	2,201	1,984	4,289
Telecom	902	1,034	1,824	1,993	3,906
Retail	787	652	1,510	1,242	2,728
Others	945	838	1,844	1,575	3,412
Total	5,585	5,418	11,057	10,272	21,693
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	5,585	5,418	11,057	10,272	21,693
Segment profit before tax, depreciation and minority interest:
Financial services	651	571	1,250	1,052	2,374
Manufacturing	300	349	650	595	1,326
Telecom	352	392	719	743	1,442
Retail	284	204	524	378	888
Others	346	278	658	505	1,165
Total	1,933	1,794	3,801	3,273	7,195
Less: Other un-allocable expenditure	232	177	454	346	761
(excluding un-allocable income)
Operating profit before tax and minority interest	1,701	1,617	3,347	2,927	6,434

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served constitute the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board
for Infosys Technologies Limited

Bangalore, India	S. D. Shibulal	S. Gopalakrishnan
October 9, 2009	Chief Operating Officer	Chief Executive Officer
	and Director	and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the three months and six months ended September 30, 2009, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
Particulars	Three months ended September 30,		Six months ended September 30,		Year endedMarch 31,
	2009	2008	2009	2008	2009
Revenues	1,154	1,216	2,276	2,371	4,663
Cost of sales	662	691	1,305	1,388	2,699
Gross profit	492	525	971	983	1,964
Net income	317	320	630	628	1,281
Earnings per American Depositary Share (ADS)
Basic	0.56	0.56	1.10	1.10	2.25
Diluted	0.56	0.56	1.10	1.10	2.25
Total assets	5,188	4,169	5,188	4,169	4,376
Cash and cash equivalents including available-for-sale financial assets	2,878	1,886	2,878	1,886	2,167

The reconciliation of net profit as per Indian GAAP and IFRS is as follows:

(in US$ million)
Particulars	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2009	2008	2009	2008	2009
Consolidated net profit as per Indian GAAP	318	321	631	629	1,284
Amortization of intangible assets	(1)	(1)	(1)	(1)	(2)
Share-based compensation (IFRS 2)	–	–	–	–	(1)
Consolidated net profit as per IFRS	317	320	630	628	1,281

Statements in connection with this release may include forward-looking statements within the meaning of U.S. Securities laws intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2009, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.